EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in the Form 11-K of the AZZ incorporated Employee Benefit Plan & Trust of our report dated August 13, 2001, with respect to the statements of net assets available for benefits of the AZZ incorporated Employee Plan & Trust as of February 28, 2001, and February 29, 2000, and the related statements of changes in net assets available for the benefits for the years then ended.

/s/ Whitley Penn Fort Worth, Texas December 30, 2002